Mail Stop 0309

									November 10, 2004


The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE  19801


Re:  	Chemokine Therapeutics Corp.
Amendment No. 1 to Form SB-2 Registration Statement
	File No. 333-117858


Dear Agent for Service:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments Applicable to the Entire Document
1. We note your response to comment 13 in our previous letter. As we indicated in that comment, the warrants and shares to be issued to Pharmaceutical Product Development, Inc. may only be registered for resale. You may not register the primary issuance because you offered the securities prior to filing this registration statement.
The only shares that can be registered as a primary issuance, as opposed to a secondary issuance, are the shares to be issued in the minimum/maximum offering.



Prospectus Cover Page
2. Your cover page continues to include too much information and does not meet the plain English requirements of Item 501 of Regulation S-
B. Please delete the first paragraph and the discussion of exchange rates along with any other information not required by Item 501. Once you have done that, increase the type size so that it is the same as that used in the body of the prospectus. Increase the amount of "white space" on the page by including wider margins and more space between the paragraphs. Also, the cover page must be limited to a single page.
3. Please present the cross reference to the risk factor disclosure in bold face type.
4. Please delete all references to a "green shoe" option here and elsewhere in the document. An over-allotment option is used in conjunction with a firm commitment underwritten offering and is inconsistent with the concept of a minimum/maximum offering. The "maximum" number of shares being offered should be included in the table. If the maximum number is 17,250,000 shares, that is the number that should be included in the table.

Risk Factors - page 7
5. In comment 38 of our previous letter, we requested that you delete, from the entire prospectus, the phrase "we cannot assure you that" various things will or will not happen. However, the phrase still appears in a number of places in the prospectus. See, for example, page 4 and both the subheading and body of your first risk factor. Please revise as we previously requested.

Because the manufacture and marketing of human pharmaceutical products requires the approval... - page 7
6. In the last sentence of the risk factor, please replace the word
"might" with "will."

We are engaged in a rapidly changing field... - page 8
7. In the subheading, please replace the word "suffer" with "experience."

Overhang of common shares on the exercise of warrants and the sale of common shares by the selling shareholders... - page 14

8. You state, in the second full paragraph on page 15, that "if the warrants are exercised within 18 months of the effective date of this registration statement, we will issue registered common shares to the warrant holders..." This statement is incorrect. You are registering the shares for resale, not issuance. Registering the warrants for resale does not result in the issuance of registered sales on exercise of the warrants. Please revise the disclosure.

Plan of Distribution - page 22
9. We note your response to previous comment 69. We also note that the warrants are not currently outstanding, and will not be outstanding, until after the offering is completed. Accordingly, please delete from your registration statement the warrants and underlying shares to be issued to Canaccord in this offering. We believe that registration at this time is premature.

Our Offices and Research facilities - page 26
10. We note your responses to comments 74 and 75. Please provide a more thorough analysis as to each agreement. Each analysis should address the nature of the services provided by each institution, whether the agreements include licenses to intellectual property held by the institution, and the number of similar institutions able to provide the same level of services.

Management`s Discussion and Analysis

Research and Development, page 43
11. Refer to your response to comment 78. We note that you disclose that it is difficult to estimate completion dates and completion costs. Please clarify your disclosure to indicate whether or not you can reasonably estimate the anticipated completion dates and estimated costs of the efforts necessary to complete your two major drug candidates. If you can reasonably estimate, please expand your disclosure to provide the disclosure previously requested.

Financial Statements for the Six Months Ended June 30, 2004

Balance Sheet, F-24
12. We note that you recorded $173,493 in deferred financing costs as of June 30, 2004 but note that your long term debt did not increase.
Please tell us and disclose your accounting policy for these costs including why you record them as an asset and your subsequent accounting for them.

Note 5. Stock Based Compensation, F-31
13. Please refer to your response to comment 84. Please tell us and disclose your method of accounting for the cancellation of 1.3 million options and the granting of the 1.8 million options.
Refer
to Interpretation to Question 11(a) of FIN 44. In your disclosure, clarify whether or not you are applying variable plan accounting to the replacement options. If not, please justify for us your accounting.



*	*	*	*	*



As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mary Fraser at (202) 942-1864, Suzanne Hayes at
(202)
942-1789, or me at (202) 942-1840 with any questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director



Cc:	Russell R. Frandsen, Esq.
	Squire, Sanders & Dempsey LLP
	801 South Figueroa Street - 14th Floor
	Los Angeles, CA  90017
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The Corporation Trust Company
Chemokine Therapeutics Corp.
November 10, 2004
Page 5